SorbiForce, Inc.

ANNUAL REPORT

2810 N Church Street Ste 83220
Wilmington, DE 19802
520-633-2222
https://sorbiforce.com

This Annual Report is dated May 26, 2026.

BUSINESS

Overview
SorbiForce, Inc. is a technology company focused on energy storage and energy management systems. The company is developing battery technologies and related systems intended for stationary energy storage applications.

Intellectual Property
SorbiForce develops proprietary battery technologies and manufacturing methods. The company seeks to protect its intellectual property through trade secrets, confidentiality agreements, and patent filings where applicable.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $346,505.00
Use of proceeds: Startup capital
Date: February 13, 2024
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $78.00
Number of Securities Sold: 7,760,000
Use of proceeds: Founders Shares
Date: November 11, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:

SorbiForce remains a pre-revenue company. Based on the Company's current financial position and historical operating expenses, the Company estimates that it can continue operations for several months without revenue generation, depending on the timing of future financing activities and operational spending levels. The Company continues to rely on external financing to support operations, research and development activities, and commercialization efforts.

Foreseeable major expenses based on projections:

The Company's primary projected expenses continue to include:

Research & Development (R&D): Development and testing of battery systems, material research, prototype manufacturing, and engineering activities.

Professional Services: Legal, accounting, intellectual property, compliance, and consulting expenses.

Sales & Marketing: Business development, strategic outreach, investor relations, and marketing activities.

Infrastructure and Equipment: Laboratory operations, equipment upgrades, software, and operational tools.

General Working Capital: Administrative expenses, utilities, travel, and operational overhead.

Future operational challenges:

The Company anticipates several operational challenges, including:

Scaling manufacturing capabilities from prototype and pilot-scale activities toward larger production volumes.

Managing supply chain logistics and raw material sourcing.

Executing pilot and demonstration projects with potential commercial partners.

Recruiting and retaining qualified technical and operational personnel.

Managing operating costs during continued pre-revenue activities.

Future challenges related to capital resources:

The Company expects that additional capital will be required to support continued operations and future commercialization efforts. Potential challenges include:

Securing additional financing on acceptable terms.

Managing cash flow during scaling and development activities.

Potential increases in operational and material costs.

Potential dilution resulting from future equity financings.

Future milestones and events:

The Company's future objectives may include:

Further development and testing of battery technologies.

Expansion of intellectual property protection efforts.

Participation in accelerator and industry programs.

Pilot and demonstration activities with prospective partners.

Additional fundraising activities to support operations and commercialization.

Description of transactions exceeding five percent (5%) of capital raised:

During the fiscal year, the Company received proceeds from Regulation Crowdfunding offerings and private investment transactions that were used for working capital, operational expenses, research and development activities, and general corporate purposes. The Company also continued compensating certain executives and consultants through consulting arrangements and independent contractor agreements.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 361.

Debt

Creditor: Note Payable - Related Party
Outstanding balance: $150,000.00
Interest rate: 2.93%

Creditor: Note Payable - Related Party
Outstanding balance: $75,000.00
Interest rate: 3.56%

Creditor: Note Payable - Related Party
Outstanding balance: $16,540.00
Interest rate: 0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Serhii Kaminskyi

Serhii Kaminskyi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & Principal Accounting Officer
Dates of Service: August 2022 — Present
Responsibilities: As the Founder of SorbiForce, Inc., Serhii is the originator of the company's core idea and leads the company's strategic direction and development of its non-metal battery technology. Serhii does not receive a salary as a W-2 employee. He is compensated as an independent contractor through a consulting agreement with the Company, with total annual compensation of approximately $133,770, reported via Form 1099-NEC. He also holds 4,400,000 shares, representing 55% of the Company.

Other business experience in the past three years:

Employer: Clean Energy Technologies
Title: Founder & Chief Executive Officer
Dates of Service: May 2015 — Present
Responsibilities: Serhii is the founder and sole owner of Clean Energy Technologies, where he oversees R&D activities. Clean Energy Technologies provides R&D services to SorbiForce on a contractual basis.

Name: Kevin Andrew Drolet

Kevin Andrew Drolet's current primary role is with KDRO Consulting. Kevin currently provides approximately 25–30 hours per week of services to the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer
Dates of Service: January 2023 — Present
Responsibilities: Kevin serves as Chief Marketing Officer and supports SorbiForce in marketing, communications, and PR efforts. He provides services through his company, KDRO Consulting. His consulting compensation is approximately $30,000 annually, and he holds 2% equity in the Company.

Other business experience in the past three years:

Employer: KDRO Consulting
Title: Owner & Founder
Dates of Service: December 2018 — Present
Responsibilities: Kevin provides business development, marketing consulting, and business coaching services.

Employer: Climate Hive
Title: Founder
Dates of Service: October 2023 — Present

Responsibilities: Kevin is the founder of Climate Hive, a DBA of KDRO Consulting.

Name: Vitalii Shevchyk

Vitalii Shevchyk's current primary role is with Clean Energy Technologies. Vitalii currently provides approximately 15–20 hours per week of services to the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: August 2022 — Present
Responsibilities: Vitalii serves as a Board Member of SorbiForce and contributes to strategic decision-making. He also supports SorbiForce's R&D activities through Clean Energy Technologies. Vitalii receives annual compensation of approximately $14,000 and holds 2% equity in the Company.

Other business experience in the past three years:

Employer: Clean Energy Technologies
Title: Chief of R&D
Dates of Service: March 2017 — Present
Responsibilities: As Chief of R&D at Clean Energy Technologies, Vitalii leads research and development activities related to energy storage technologies and supports R&D work provided to SorbiForce on a contractual basis.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Serhii Kaminskyi
Amount and nature of Beneficial ownership: 4,400,000
Percent of class: 65.7%

RELATED PARTY TRANSACTIONS

Name of Person: Related Party (Shareholder)
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: In August 2022, the Company entered into an unsecured promissory note with a shareholder for $150,000 with an interest rate of 2.93% and maturity in August 2031.
Material Terms: The principal balance of this loan was $150,000 as of December 31, 2025. Accrued interest related to this note was included in total accrued interest of $22,438 as of December 31, 2025.

Name of Person: Related Party (Shareholder)
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: In January 2023, the Company entered into a second unsecured promissory note with the same shareholder for $75,000 with an interest rate of 3.56% and maturity at any time upon demand after August 2032.
Material Terms: The principal balance of this loan was $75,000 as of December 31, 2025. Accrued interest related to this note was included in total accrued interest of $22,438 as of December 31, 2025.

Name of Person: Chief Executive Officer
Relationship to Company: Chief Executive Officer
Nature / amount of interest in the transaction: The Company received advances from its Chief Executive Officer during 2025 and 2024.
Material Terms: The advances are unsecured, bear no interest, and have a one-year maturity from the date of each advance. As of December 31, 2025, the outstanding balance was $4,801.

Name of Person: Shareholders
Relationship to Company: Shareholders
Nature / amount of interest in the transaction: The Company has advanced funds to shareholders.
Material Terms: These loans carry no interest rate, are unsecured, and mature within one year. The total ending balance of these loan receivables was $31,558 as of December 31, 2025.

OUR SECURITIES

The Company has authorized Common Stock and SAFE instruments.

Common Stock

Authorized: 10,000,000
Outstanding: 6,458,398

Voting Rights: Common stockholders are entitled to one vote per share.

Material Rights: Common stockholders are entitled to receive dividends when and if declared by the Board of Directors.

Voting Rights of Securities Sold in the Prior Offering

Voting Proxy. Each Subscriber appointed the Chief Executive Officer of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act on behalf of the Subscriber with respect to voting and related rights as described in the applicable subscription agreement.

SAFE

Amount Outstanding: $687,473
Conversion Type: Common Stock
Conversion Trigger: Qualified Financing, liquidity event, or dissolution event
Valuation Cap: $8,000,000 for early investors and $10,000,000 for standard investors

Material Rights: Upon the occurrence of certain events, including a qualifying equity financing, liquidity event, or dissolution event, the SAFEs may convert into shares of the Company's capital stock or otherwise settle in accordance with their terms. Until conversion or settlement, the SAFEs do not represent equity ownership and provide no voting or dividend rights.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can

cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors,

because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Key Executives Are Not Employed as W-2 Employees and May Have Limited Obligations to the Company
The Company's Chief Executive Officer, Serhii Kaminskyi, and Chief Marketing Officer, Kevin Drolet, are not salaried W-2 employees. Instead, they provide services under independent contractor agreements. The CEO is compensated through a consulting arrangement with annual payments of approximately $133,770, while the CMO is compensated approximately $30,000 annually through a separate consulting firm. As independent contractors, their obligations to the Company are governed by consulting agreements, which may provide less oversight and control than traditional employment relationships. Additionally, the CEO holds a controlling equity stake in the Company (55%), while the CMO holds a 2% equity stake. There is a risk that the independent contractor status may lead to conflicts of interest, reduced availability, or inconsistent levels of engagement. If these individuals were to reduce their commitment, terminate their agreements, or become unavailable for any reason, the Company's operations, strategic direction, and marketing initiatives could be adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

SorbiForce, Inc.

By /s/ *Serhii Kaminskyi*

Title: Chief Executive Officer and Board Member

By /s/ *Serhii Kaminskyi*

Name: Serhii Kaminskyi
Title: Chief Executive Officer and Board Member

By /s/ *Serhii Kaminskyi*

Name: Serhii Kaminskyi
Title: Principal Accounting Officer

By /s/ *Vitalii Shevchyk*

Name: Vitalii Shevchyk
Title: Board Member

Exhibit A
FINANCIAL STATEMENTS



Sorbiforce, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sorbiforce, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 23, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	361	11,486
Loans to Shareholders	31,558	31,300
Prepaid Expenses	175	5,868
Total Current Assets	32,094	48,654
Non-current Assets		
Intangible Assets: Patent, net of Accumulated Amortization	28,836	28,246
Total Non-Current Assets	28,836	28,246
TOTAL ASSETS	60,930	76,901
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	67,726	34,554
Notes Payable - Related Party	4,801	3,401
Other Liabilities	15	855
Total Current Liabilities	72,542	38,810
Long-term Liabilities		
Notes Payable - Related Party	225,000	225,000
Future Equity Obligations	687,473	572,265
Accrued Interest - Notes Payable	22,438	15,373
Total Long-Term Liabilities	934,910	812,637
TOTAL LIABILITIES	1,007,453	851,448
Commitments & Contingencies (Note 4)		
EQUITY		
Common Stock	60	73
Additional Paid in Capital	443,883	-
Accumulated Deficit	(1,390,466)	(774,619)
Total Equity	(946,523)	(774,546)
TOTAL LIABILITIES AND EQUITY	60,930	76,901

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	72,679	63,153
General and Administrative	430,875	426,602
Research and Development	106,111	72,333
Total Operating Expenses	609,665	562,089
Operating Income (loss)	(609,665)	(562,089)
Other Income		
Other Income	1,024	17,810
Total Other Income	1,024	17,810
Other Expense		
Interest Expense	7,206	7,065
Total Other Expense	7,206	7,065
Earnings Before Income Taxes	(615,847)	(551,344)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(615,847)	(551,344)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2024	7,760,000	73	-	(223,275)	(223,202)
Net Income (Loss)	-	-	-	(551,344)	(551,344)
Ending Balance 12/31/2024	7,760,000	73	-	(774,619)	(774,546)
Issuance of Common Stock	191,731	2	443,868	-	443,870
Shares Repurchased/Cancelled (Vesting Termination)	(1,493,333)	(15)	15	-	-
Net Income (Loss)	-	-	-	(615,847)	(615,847)
Ending Balance 12/31/2025	6,458,398	60	443,883	(1,390,466)	(946,523)

Statement of Cash Flows

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(615,847)	(551,344)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	33,173	25,704
Accrued Interest	7,065	7,065
Loans to Shareholders	(258)	17,102
Prepaid Expenses	5,693	(2,965)
Other	(840)	(46,405)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	44,833	500
Net Cash provided by (used in) Operating Activities	(571,013)	(550,844)
INVESTING ACTIVITIES		
Intangible Asset	(590)	(1,365)
Net Cash provided by (used by) Investing Activities	(590)	(1,365)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Common Stock	2	-
Proceeds from Additional Paid-in Capital	443,868	-
Repayment of Notes Payable - Related Party	-	(16,540)
Proceeds from Note Payable	1,400	3,401
Proceeds from Future Equity Obligations	115,208	572,265
Net Cash provided by (used in) Financing Activities	560,478	559,126
Cash at the beginning of period	11,486	4,569
Net Cash increase (decrease) for period	(11,126)	6,918
Cash at end of period	361	11,486

Sorbiforce, Inc
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sorbiforce, Inc. ("the Company") was formed in Delaware on August 24th, 2022. The Company is a deep tech startup planning to produce and sell the first non-metal sustainable battery that is the most cost-effective, safe, with zero environmental impact, made from renewable raw materials. The core clients are supposed to be presented by power-oriented businesses. The Company's headquarters is in Wilmington Delaware. The Company's customers will be located in the United States and worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

The Company's intangible asset consists of a patent that is recorded at cost. Because this patent has not yet been issued, no amortization expense has been recorded as of December 31, 2025. The total ending balance of this asset was $28,836 and $28,246 as of December 31, 2025 and 2024, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of software fees, membership and subscription fees, travel, bank charges, and other miscellaneous expenses.

Legal and Professional

Legal and professional expenses consist of legal fees for general corporate matters, accounting, and consulting fees for capital raise strategy and content marketing.

Equity Based Compensation

In November 2022, the Company adopted its 2022 Stock Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 240,000 shares of Common Stock were allocated towards this Plan to be awarded as Stock Options or Restricted Stock. None of these shares were issued or outstanding as of December 31st, 2025.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In August 2022, the Company entered into an unsecured promissory note with a shareholder for $150,000 with an interest rate of 2.93% and maturity in August 2031. The principal balance of this loan was $150,000 as of December 31st, 2025. In January 2023, the Company entered into a second unsecured promissory note with the same shareholder for $75,000 with an interest rate of 3.56% and maturity at any time upon demand after August 2032. The principal balance of this loan was $75,000 as of December 31st, 2025. The total accrued interest was $22,438 and $15,373 as of December 31st, 2025 and 2024, respectively.

The Company has advanced funds to shareholders. These loans carry no interest rate, are unsecured, and mature within one year. The total ending balance of these loan receivables was $31,558 and $31,300 as of December 31, 2025 and 2024, respectively.

The Company has received advances from its Chief Executive Officer during 2025 and 2024. The advances are unsecured, bear no interest, and have a one-year maturity from the date of each advance. As of December 31, 2025 and 2024, the outstanding balance under these notes totaled $4,801 and $3,401, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Please see Note 3 regarding two (2) promissory notes and an interest-free advance involving the same shareholder.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025				For the Short-Year Ended December 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Note Payable - Related Party	150,000	2.93%	2031	-	150,000	150,000	14,650	-	150,000	150,000	10,255
Note Payable - Related Party	75,000	3.56%	2032	-	75,000	75,000	7,788	-	75,000	75,000	5,118
Note Payable - Related Party	4,801	N/A	On Demand	4,801	-	4,801	-	3,401	-	3,401	-
Total				**4,801**	**225,000**	**229,801**	**22,438**	**3,401**	**225,000**	**228,401**	**15,373**

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	4,801
2027	-
2028	-
2029	-
2030	-
Thereafter	225,000

Simple Agreements for Future Equity (SAFE) – The Company issued Simple Agreements for Future Equity ("SAFEs") pursuant to a Regulation Crowdfunding offering. The SAFEs entitle the holders to receive shares of the Company's capital stock upon the occurrence of certain events, including a qualifying equity financing, liquidity event, or dissolution event. The SAFEs contain valuation caps of $8,000,000 for early investors and $10,000,000 for standard investors and do not bear interest and have no maturity date. Until conversion or settlement, the SAFEs do not represent equity ownership and provide no voting or dividend rights.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.00001 per share. A total of 6,458,398 and 7,760,000 shares were issued and outstanding as of December 31, 2025 and 2024, respectively. In 2024, 1,493,333 shares were repurchased and cancelled and returned to authorized but unissued shares.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 23, 2026, the date these financial statements were available to be issued.

During January and February of 2026, the Company conducted a Regulation D offering raise resulting in the Company issuing 12,403 common shares in exchange for approximately $32,000 in additional capital.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

I, Serhii Kaminskyi, the Principal Executive Officer of SorbiForce, Inc., hereby certify that the financial statements of SorbiForce, Inc. and notes thereto for the periods ending December 31, 2025 and December 31, 2024 included in this Form C-AR filing are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $0; taxable income of $(615,847); and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of May 20, 2026.

Serhii Kaminskyi

Chief Executive Officer

Date May 20, 2026